Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2017	2016
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$287,082	$142,672
Accounts receivable, net	295,491	162,377
Costs and estimated earnings in excess of billings	39,316	7,450
Inventories	181,784	157,679
Other current assets	11,669	12,800
Total current assets	815,342	482,978
Property, plant and equipment, less accumulated depreciation, depletion and amortization (September 30, 2017 - $592,086 and December 31, 2016 - $484,554)	1,620,123	1,446,452
Goodwill	1,012,771	782,212
Intangible assets, less accumulated amortization (September 30, 2017 - $6,376 and December 31, 2016 - $7,854)	16,995	17,989
Other assets	50,068	46,789
Total assets	$3,515,299	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$6,500
Current portion of acquisition-related liabilities	22,653	21,663
Accounts payable	134,318	81,610
Accrued expenses	130,502	110,473
Billings in excess of costs and estimated earnings	18,043	15,456
Total current liabilities	312,016	235,702
Long-term debt	1,807,064	1,514,456
Acquisition-related liabilities	30,644	25,161
Other noncurrent liabilities	131,547	124,708
Total liabilities	2,281,271	1,900,027
Commitments and contingencies (see note 10)
Member’s equity	1,354,292	1,087,558
Accumulated deficit	(103,466)	(185,099)
Accumulated other comprehensive loss	(18,149)	(27,444)
Member’s interest	1,232,677	875,015
Noncontrolling interest	1,351	1,378
Total member’s interest	1,234,028	876,393
Total liabilities and member’s interest	$3,515,299	$2,776,420

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended		Nine months ended
	September 30,	October 1,	September 30,	October 1,
	2017	2016	2017	2016
Revenue:
Product	$465,556	$386,236	$1,088,299	$907,679
Service	108,831	93,974	223,500	193,206
Net revenue	574,387	480,210	1,311,799	1,100,885
Delivery and subcontract revenue	59,794	49,227	130,752	102,205
Total revenue	634,181	529,437	1,442,551	1,203,090
Cost of revenue (excluding items shown separately below):
Product	277,301	224,868	677,861	559,293
Service	72,450	61,725	154,408	136,250
Net cost of revenue	349,751	286,593	832,269	695,543
Delivery and subcontract cost	59,794	49,227	130,752	102,205
Total cost of revenue	409,545	335,820	963,021	797,748
General and administrative expenses	59,175	64,096	175,729	184,956
Depreciation, depletion, amortization and accretion	48,969	39,427	133,756	109,195
Transaction costs	2,581	1,684	6,474	5,290
Operating income	113,911	88,410	163,571	105,901
Interest expense	28,708	25,019	79,195	71,668
Loss on debt financings	—	—	190	—
Other (income) expense, net	(2,716)	722	(3,963)	1,253
Income from operations before taxes	87,919	62,669	88,149	32,980
Income tax expense (benefit)	5,286	1,309	6,543	(7,896)
Net income	82,633	61,360	81,606	40,876
Net income (loss) attributable to noncontrolling interest	59	92	(27)	57
Net income attributable to member of Summit LLC	$82,574	$61,268	$81,633	$40,819

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income

(In thousands)

	Three months ended		Nine months ended
	September 30,	October 1,	September 30,	October 1,
	2017	2016	2017	2016
Net income	$82,633	$61,360	$81,606	$40,876
Other comprehensive income (loss):
Postretirement liability adjustment	—	—	413	—
Foreign currency translation adjustment	4,374	(1,311)	8,498	3,966
Income (loss) on cash flow hedges	212	60	384	(3,232)
Other comprehensive income (loss):	4,586	(1,251)	9,295	734
Comprehensive income	87,219	60,109	90,901	41,610
Less comprehensive income (loss) attributable to the noncontrolling interest in consolidated subsidiaries	59	92	(27)	57
Comprehensive income attributable to member of Summit LLC	$87,160	$60,017	$90,928	$41,553

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended
	September 30,	October 1,
	2017	2016
Cash flow from operating activities:
Net income	$81,606	$40,876
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	139,953	117,227
Share-based compensation expense	14,148	46,123
Deferred income tax benefit (expense)	4,768	(8,977)
Net gain on asset disposals	(6,063)	(5,844)
Non-cash loss on debt financings	85	—
Other	(855)	(971)
(Increase) decrease in operating assets, net of acquisitions:
Accounts receivable, net	(98,961)	(81,234)
Inventories	(12,835)	(17,072)
Costs and estimated earnings in excess of billings	(31,606)	(34,349)
Other current assets	6,043	(2,876)
Other assets	(3,141)	(217)
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	37,705	23,812
Accrued expenses	4,986	8,931
Billings in excess of costs and estimated earnings	2,386	2,138
Other liabilities	(5,324)	(3,044)
Net cash provided by operating activities	132,895	84,523
Cash flow from investing activities:
Acquisitions, net of cash acquired	(371,479)	(331,463)
Purchases of property, plant and equipment	(147,478)	(121,945)
Proceeds from the sale of property, plant and equipment	13,290	16,222
Other	182	1,500
Net cash used for investing activities	(505,485)	(435,686)
Cash flow from financing activities:
Capital contributions by member	256,667	113
Capital issuance costs	(627)	(136)
Proceeds from debt issuances	302,000	354,000
Debt issuance costs	(5,317)	(5,675)
Payments on debt	(12,887)	(114,254)
Payments on acquisition-related liabilities	(20,116)	(26,420)
Distributions	(2,609)	(27,993)
Other	(845)	(8)
Net cash provided by financing activities	516,266	179,627
Impact of foreign currency on cash	734	330
Net increase (decrease) in cash	144,410	(171,206)
Cash and cash equivalents – beginning of period	142,672	185,388
Cash and cash equivalents – end of period	$287,082	$14,182

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest

(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s
	equity	deficit	loss	interest	interest
Balance — December 31, 2016	$1,087,558	$(185,099)	$(27,444)	$1,378	$876,393

Net contributed capital	256,040	—	—	—	256,040
Net income (loss)	—	81,633	—	(27)	81,606
Other comprehensive income	—	—	9,295	—	9,295
Distributions	(2,609)	—	—	—	(2,609)
Share-based compensation	14,148	—	—	—	14,148
Other	(845)	—	—	—	(845)
Balance — September 30, 2017	$1,354,292	$(103,466)	$(18,149)	$1,351	$1,234,028

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc. Equity Offering—On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of limited partnership interests in Summit Holdings (“LP Units”) and caused Summit Holdings to use a portion of the proceeds from the offering to acquire two materials-based companies for a combined purchase price of approximately $110 million in cash, with remaining net proceeds to be used for general corporate purposes, which may include, but is not limited to, funding acquisitions, repaying indebtedness, capital expenditures and funding working capital.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016. The Company continues to follow the accounting policies set forth in those consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of September 30, 2017, the results of operations for the three and nine months ended September 30, 2017 and October 1, 2016, and cash flows for the nine months ended September 30, 2017 and October 1, 2016.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting. In October 2017, the Company acquired the 20% of Ohio Valley Asphalt, LLC held by noncontrolling interests, making it a wholly owned subsidiary.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in those states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and nine months ended September 30, 2017 and October 1, 2016.

New Accounting Standards — In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires that the service cost component be reported in the same line item as employer compensation costs and that the other components of periodic pension costs be reported outside of operating income. The ASU also restricts capitalization of costs to the service cost component. The ASU is effective for public companies for annual periods beginning after December 15, 2017. The Company early adopted this ASU as of the beginning of fiscal year 2017, on a retrospective basis; accordingly, the Company reclassified $59,000 and $219,000 from product cost of revenue to other income in the three and nine months ended October 1, 2016, respectively, and $98,000 and $252,000 from general and administrative expenses to other income in the three and nine months ended October 1, 2016, respectively, to conform to the current year presentation.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which eliminates the two step goodwill impairment test and replaces it with a single step test.  The single step test compares the carrying amount of a reporting unit to its fair value; if the carrying amount is greater than the fair value the difference is the amount of the goodwill impairment.  Step zero is left unchanged. Therefore, entities that wish to do a qualitative assessment are still permitted to do so. The ASU is effective for SEC filers for fiscal years beginning after December 15, 2020. However, the Company early adopted this ASU as of the beginning of fiscal year 2017. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures. The Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to accumulated earnings (deficit) as of the beginning of the 2016 fiscal year.

2.ACQUISITIONS

The Company has completed numerous acquisitions since its formation. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. The following acquisitions completed in the nine months ended September 30, 2017 and in fiscal 2016 were not material individually, or when combined:

West segment:

•	On August 20, 2017, the Company acquired Alan Ritchey Materials Company, L.C. (“Alan Ritchey”), a large aggregates business servicing the Dallas-Fort Worth market.

•

On August 1, 2017, the Company acquired Northwest Ready Mix, Inc. and Northwest Aggregates, Inc. (“Northwest”), a ready-mix and aggregates-based business with three ready-mix plants and one sand and gravel pit, servicing the northwest region of Colorado.

•

On July 31, 2017, the Company acquired Great Southern Ready Mix, LLC, Great Southern Stabilized, LLC and Southern Cement Slurry, LLC (“Great Southern”), a primarily ready-mix concrete business with two plants servicing the Houston, Texas market.

•	On May 1, 2017, the Company acquired Winvan Paving, Ltd. (“Winvan Paving”), a paving and construction services company based in Vancouver, British Columbia.

•	On April 3, 2017, the Company acquired Hanna’s Bend Aggregate, Ltd. (“Hanna’s Bend”), an aggregates-based business with one sand and gravel pit servicing the Houston, Texas market.

•

On January 30, 2017, the Company acquired Everist Materials, LLC (“Everist Materials”), a vertically integrated aggregates, ready-mix concrete, and paving business based in Silverthorne, Colorado, with two aggregates plants, five ready-mix plants and two asphalt plants.

•	On October 3, 2016, the Company acquired Midland Concrete Ltd. (“Midland Concrete”), a ready-mix company with one plant servicing the Midland, Texas market.

•	On August 19, 2016, the Company acquired H.C. Rustin Corporation (“Rustin”), a ready-mix company with 12 ready-mix plants servicing the Southern Oklahoma market.

•

On April 29, 2016, the Company acquired Sierra Ready Mix, LLC (“Sierra”), a vertically integrated aggregates and ready-mix concrete business with one sand and gravel pit and two ready-mix concrete plants located in Las Vegas, Nevada.

East segment:

•

On September 6, 2017, the Company acquired CSS Conversion Holdco, Inc., CA Conversion Holdco, LLC, Columbia Silica Sand, Inc. and Columbia Aggregates, LLC (“Columbia Silica”), an aggregates business with four pits in central South Carolina.

•	On August 3, 2017, the Company acquired Georgia Stone Products, LLC (“Georgia Stone”), an aggregates business with two quarries servicing northern Georgia.

•	On July 28, 2017, the Company acquired Ready Mix Concrete of Somerset, Inc. and RMCS Holdings, Inc. (“Somerset”), a ready-mix company with ten plants in southeast Kentucky.

•

On May 12, 2017, the Company acquired Glasscock Company, Inc. and Glasscock Logistics Company, LLC (“Glasscock”), a vertically integrated sand, ready-mix, recycle and trucking business based in Sumter, South Carolina.

•	On April 3, 2017, the Company acquired Carolina Sand, LLC (“Carolina Sand”), a sand and trucking business with four sand pits in northeastern South Carolina.

•	On March 17, 2017, the Company acquired Sandidge Concrete (“Sandidge”), a ready-mix concrete company with three plants servicing the Columbia, Missouri market.

•	On February 24, 2017, the Company acquired Razorback Concrete Company (“Razorback”), an aggregates-based business with ready-mix concrete operations in central and northeastern Arkansas.

•

On August 26, 2016, the Company acquired R.D. Johnson Excavating Company, LLC and Asphalt Sales of Lawrence, LLC (“RD Johnson”), an asphalt producer and construction services company based in Lawrence, Kansas.

•

On August 8, 2016, the Company acquired the assets of Weldon Real Estate, LLC (“Weldon”) and the membership interests of Honey Creek Disposal Service, LLC. (‘‘Honey Creek’’). Honey Creek is a trash collection business, which was sold immediately after acquisition. The Company retained the building assets of Weldon, where its recycling business in Kansas is operated.

•

On May 20, 2016, the Company acquired seven aggregates quarries in central and northwest Missouri from APAC-Kansas, Inc. and APAC-Missouri, Inc., subsidiaries of Oldcastle Materials, Inc. (“Oldcastle Assets”).

•

On March 18, 2016, the Company acquired Boxley Materials Company (“Boxley”), a vertically integrated company based in Roanoke, Virginia with six quarries, four ready-mix concrete plants and four asphalt plants.

•	On February 5, 2016, the Company acquired American Materials Company (“AMC”), an aggregates company with five sand and gravel pits servicing coastal North and South Carolina.

Cement segment:

•	On August 30, 2016, the Company acquired two river-supplied cement and fly-ash distribution terminals in Southern Louisiana.

The purchase price allocation, primarily the valuation of property, plant and equipment for the 2017 acquisitions, as well as the 2016 acquisitions that occurred after September 30, 2016, has not yet been finalized due to the timing of the acquisitions. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Nine months ended	Year ended
	September 30,	December 31,
	2017	2016

Financial assets (1)	$31,895	$22,204
Inventories	11,315	17,215
Property, plant and equipment	159,154	180,321
Intangible assets	—	5,531
Other assets	5,321	6,757
Financial liabilities (1)	(16,422)	(20,248)
Other long-term liabilities	(17,806)	(36,074)
Net assets acquired	173,457	175,706
Goodwill	222,451	176,319
Purchase price	395,908	352,025
Acquisition related liabilities	(23,238)	(17,034)
Other	(1,191)	1,967
Net cash paid for acquisitions	$371,479	$336,958

(1)	In the first quarter of 2017, we reclassified $1.2 million of accounts payable overdrafts from financial assets to financial liabilities for the year ended December 31, 2016.

Changes in the carrying amount of goodwill, by reportable segment, from December 31, 2016 to September 30, 2017 are summarized as follows:

	West	East	Cement	Total
Balance, December 31, 2016	$334,257	$243,417	$204,538	$782,212
Acquisitions (1)	169,317	56,602	118	226,037
Foreign currency translation adjustments	4,522	—	—	4,522
Balance, September 30, 2017	$508,096	$300,019	$204,656	$1,012,771

Accumulated impairment losses as of September 30, 2017 and December 31, 2016	$(53,264)	$(14,938)	$—	$(68,202)

(1)	Reflects goodwill from 2017 acquisitions and working capital adjustments from prior year acquisitions.

The Company’s intangible assets are primarily composed of goodwill, lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	September 30, 2017			December 31, 2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$15,888	$(3,963)	$11,925	$15,888	$(3,382)	$12,506
Reserve rights	6,234	(1,550)	4,684	8,706	(3,710)	4,996
Trade names	1,000	(733)	267	1,000	(658)	342
Other	249	(130)	119	249	(104)	145
Total intangible assets	$23,371	$(6,376)	$16,995	$25,843	$(7,854)	$17,989

Amortization expense totaled $0.3 million and $1.0 million for the three and nine months ended September 30, 2017, respectively, and $0.6 million and $2.1 million for the three and nine months ended October 1, 2016, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to September 30, 2017 is as follows:

2017 (three months)	$321
2018	1,265
2019	1,259
2020	1,176
2021	1,134
2022	1,104
Thereafter	10,736
Total	$16,995

3.ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
Trade accounts receivable	$285,062	$152,845
Retention receivables	13,536	12,117
Receivables from related parties	348	721
Accounts receivable	298,946	165,683
Less: Allowance for doubtful accounts	(3,455)	(3,306)
Accounts receivable, net	$295,491	$162,377

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4.INVENTORIES

Inventories consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
Aggregate stockpiles	$122,508	$103,073
Finished goods	34,269	35,071
Work in process	7,685	6,440
Raw materials	17,322	13,095
Total	$181,784	$157,679

5.ACCRUED EXPENSES

Accrued expenses consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
Interest	$23,307	$22,991
Payroll and benefits	32,945	30,546
Capital lease obligations	20,454	11,766
Insurance	13,863	11,966
Non-income taxes	12,366	5,491
Professional fees	2,659	2,459
Other (1)	24,908	25,254
Total	$130,502	$110,473

(1)	Consists primarily of subcontractor and working capital settlement accruals.

6.DEBT

Debt consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
Term Loan, due 2022:
$635.4 million and $640.3 million, net of $2.2 million and $2.6 million discount at September 30, 2017 and December 31, 2016, respectively	$633,165	$637,658
8 1⁄2% Senior Notes, due 2022	250,000	250,000
6 1⁄8% Senior Notes, due 2023:
$650.0 million, net of $1.4 million and $1.6 million discount at September 30, 2017 and December 31, 2016, respectively	648,589	648,407
5 1⁄8% Senior Notes, due 2025	300,000	—
Total	1,831,754	1,536,065
Current portion of long-term debt	6,500	6,500
Long-term debt	$1,825,254	$1,529,565

The contractual payments of long-term debt, including current maturities, for the five years subsequent to September 30, 2017, are as follows:

2017 (three months)	$1,625
2018	4,875
2019	6,500
2020	8,125
2021	6,500
2022	857,750
Thereafter	950,000
Total	1,835,375
Less: Original issue net discount	(3,621)
Less: Capitalized loan costs	(18,190)
Total debt	$1,813,564

Senior Notes—On June 1, 2017, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the “Issuers”) issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. Proceeds from the sale of the 2025 Notes are intended to be used for acquisitions and to pay fees and expenses incurred in connection with any such acquisitions and the offering, with any remaining net proceeds to be used for general corporate purposes, which may include repaying indebtedness, capital expenditures and funding working capital. The 2025 Notes were issued under an indenture dated June 1, 2017 (as amended and supplemented, the “2017 Indenture”). The 2017 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter inter certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2017 Indenture also contains customary events of default. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

On March 8, 2016, the Issuers issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”).  The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley, replenish cash used for the acquisition of AMC and pay expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the "2023 Notes” and collectively with the 2022 Notes and the 2025 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of September 30, 2017 and December 31, 2016, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the original aggregate amount of term debt are due on the last business day of each

March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022.

On January 19, 2017, Summit LLC entered into Amendment No. 1 (“Amendment No. 1”) to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which, among other things, reduced the applicable margin in respect of then outstanding $640.3 million principal amount of term loans thereunder. All other material terms and provisions remain substantially identical to the terms and provisions in place immediately prior to the effectiveness of Amendment No. 1.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of September 30, 2017 and December 31, 2016, leaving remaining borrowing capacity of $218.9 million as of September 30, 2017, which is net of $16.1 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of September 30, 2017 and December 31, 2016, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the nine months ended September 30, 2017 and October 1, 2016:

Deferred financing fees
Balance—December 31, 2016	$18,290
Loan origination fees	5,317
Amortization	(2,945)
Write off of deferred financing fees	(45)
Balance—September 30, 2017	$20,617

Balance—January 2, 2016	$15,892
Loan origination fees	5,675
Amortization	(2,503)
Balance—October 1, 2016	$19,064

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of September 30, 2017 or December 31, 2016.

7.FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of September 30, 2017 and December 31, 2016 was:

	September 30,	December 31,
	2017	2016
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$927	$9,288
Cash flow hedges	904	942
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$14,996	$2,377
Cash flow hedges	1,183	1,438

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments to contingent consideration or derivatives as of September 30, 2017 and October 1, 2016.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of September 30, 2017 and December 31, 2016 was:

	September 30, 2017		December 31, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,913,052	$1,831,754	$1,586,102	$1,536,065

Level 3
Current portion of deferred consideration and noncompete obligations(2)	21,726	21,726	12,375	12,375
Long term portion of deferred consideration and noncompete obligations(3)	15,648	15,648	22,784	22,784

(1)	$6.5 million included in current portion of debt as of September 30, 2017 and December 31, 2016.
(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

8.ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	income (loss)
Balance — December 31, 2016	$(7,181)	$(17,790)	$(2,473)	$(27,444)
Postretirement liability adjustment	413	—	—	413
Foreign currency translation adjustment	—	8,498	—	8,498
Income on cash flow hedges	—	—	384	384
Balance — September 30, 2017	$(6,768)	$(9,292)	$(2,089)	$(18,149)

Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Foreign currency translation adjustment	—	3,966	—	3,966
Loss on cash flow hedges	—	—	(3,232)	(3,232)
Balance — October 1, 2016	$(7,607)	$(15,949)	$(4,176)	$(27,732)

9.INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

As of September 30, 2017 and December 31, 2016, the Company had not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the three and nine months ended September 30, 2017 and October 1, 2016.

10.COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers’ ownership interests in a joint venture agreement.

The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture incurred significant losses on a highway project in Utah, which resulted in requests for funding from the joint venture partners and ultimately from the Company. Through September 30, 2017, the Company has funded $12.3 million. In the third quarter of 2017, the Company settled its remaining obligations under this agreement for $3.5 million, which was $0.8 million less than amounts previously accrued under the agreement.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of September 30, 2017 and December 31, 2016, $21.1 million and $18.8 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $6.2 million and $5.1 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of September 30, 2017 and December 31, 2016 were $72.5 million and $63.6 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

11.SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Nine months ended
	September 30,	October 1,
	2017	2016
Cash payments:
Interest	$71,117	$62,438
Income taxes	1,841	1,536

12.SEGMENT INFORMATION

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 and October 1, 2016:

	Three months ended		Nine months ended
	September 30,	October 1,	September 30,	October 1,
	2017	2016	2017	2016
Revenue*:
West	$327,917	$264,874	$746,991	$614,868
East	204,990	175,000	466,222	385,054
Cement	101,274	89,563	229,338	203,168
Total revenue	$634,181	$529,437	$1,442,551	$1,203,090

*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Nine months ended
	September 30,	October 1,	September 30,	October 1,
	2017	2016	2017	2016
Revenue by product*:
Aggregates	$90,594	$78,274	$236,437	$201,217
Cement	94,915	81,154	213,243	179,658
Ready-mix concrete	139,934	111,141	361,824	288,607
Asphalt	115,917	93,551	218,934	182,185
Paving and related services	136,445	113,648	270,449	219,282
Other	56,376	51,669	141,664	132,141
Total revenue	$634,181	$529,437	$1,442,551	$1,203,090

*Revenue from the liquid asphalt terminals is included in asphalt revenue.

	Three months ended		Nine months ended
	September 30,	October 1,	September 30,	October 1,
	2017	2016	2017	2016
Adjusted EBITDA:
West	$76,637	$63,683	$152,856	$127,547
East	56,397	51,558	99,511	90,405
Cement	46,860	40,264	93,328	78,828
Corporate and other	(7,193)	(9,314)	(24,129)	(27,431)
Total Adjusted EBITDA	172,701	146,191	321,566	269,349
Interest expense	28,708	25,019	79,195	71,668
Depreciation, depletion and amortization	48,483	39,055	132,374	107,993
Accretion	486	372	1,382	1,202
IPO/ Legacy equity modification costs	—	12,506	—	37,257
Loss on debt financings	—	—	190	—
Transaction costs	2,581	1,684	6,474	5,290
Non-cash compensation	4,724	3,801	14,148	8,866
Other	(200)	1,085	(346)	4,093
Income (loss) from continuing operations before taxes	$87,919	$62,669	$88,149	$32,980

	Nine months ended
	September 30,	October 1,
	2017	2016
Purchases of property, plant and equipment
West	$64,257	$64,350
East	52,920	37,143
Cement	25,306	16,683
Total reportable segments	142,483	118,176
Corporate and other	4,995	3,769
Total purchases of property, plant and equipment	$147,478	$121,945

	Three months ended		Nine months ended
	September 30,	October 1,	September 30,	October 1,
	2017	2016	2017	2016
Depreciation, depletion, amortization and accretion:
West	$18,907	$16,492	$51,989	$48,714
East	17,628	14,744	49,939	37,485
Cement	11,815	7,619	29,888	21,147
Total reportable segments	48,350	38,855	131,816	107,346
Corporate and other	619	572	1,940	1,849
Total depreciation, depletion, amortization and accretion	$48,969	$39,427	$133,756	$109,195

	September 30,	December 31,
	2017	2016
Total assets:
West	$1,271,602	$902,763
East	1,070,346	870,613
Cement	890,013	868,440
Total reportable segments	3,231,961	2,641,816
Corporate and other	283,338	134,604
Total	$3,515,299	$2,776,420

13.RELATED PARTY TRANSACTIONS

Blackstone Advisory Partners L.P., an affiliate of Blackstone Management Partners L.L.C., served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and received compensation in connection therewith.

14.     GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$283,331	$2,199	$16,124	$(14,572)	$287,082
Accounts receivable, net	—	275,490	20,131	(130)	295,491
Intercompany receivables	592,870	363,129	—	(955,999)	—
Cost and estimated earnings in excess of billings	—	36,998	2,318	—	39,316
Inventories	—	176,310	5,474	—	181,784
Other current assets	1,927	9,006	736	—	11,669
Total current assets	878,128	863,132	44,783	(970,701)	815,342
Property, plant and equipment, net	8,938	1,572,349	38,836	—	1,620,123
Goodwill	—	951,482	61,289	—	1,012,771
Intangible assets, net	—	16,995	—	—	16,995
Other assets	3,756,415	166,889	2,246	(3,875,482)	50,068
Total assets	$4,643,481	$3,570,847	$147,154	$(4,846,183)	$3,515,299
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	—	22,653	—	—	22,653
Accounts payable	2,295	120,086	12,067	(130)	134,318
Accrued expenses	44,464	97,815	2,795	(14,572)	130,502
Intercompany payables	571,155	381,373	3,471	(955,999)	—
Billings in excess of costs and estimated earnings	—	16,740	1,303	—	18,043
Total current liabilities	624,414	638,667	19,636	(970,701)	312,016
Long-term debt	1,807,064	—	—	—	1,807,064
Acquisition-related liabilities	—	30,644	—	—	30,644
Other noncurrent liabilities	3,344	224,157	75,364	(171,318)	131,547
Total liabilities	2,434,822	893,468	95,000	(1,142,019)	2,281,271
Total member's interest	2,208,659	2,677,379	52,154	(3,704,164)	1,234,028
Total liabilities and member’s interest	$4,643,481	$3,570,847	$147,154	$(4,846,183)	$3,515,299

Condensed Consolidating Balance Sheets

December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$133,862	$4,820	$14,656	$(10,666)	$142,672
Accounts receivable, net	—	155,389	7,090	(102)	162,377
Intercompany receivables	521,658	321,776	—	(843,434)	—
Cost and estimated earnings in excess of billings	—	6,830	620	—	7,450
Inventories	—	153,374	4,305	—	157,679
Other current assets	1,259	11,012	529	—	12,800
Total current assets	656,779	653,201	27,200	(854,202)	482,978
Property, plant and equipment, net	7,033	1,418,902	20,517	—	1,446,452
Goodwill	—	735,490	46,722	—	782,212
Intangible assets, net	—	17,989	—	—	17,989
Other assets	3,202,706	125,270	1,946	(3,283,133)	46,789
Total assets	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,000	20,663	—	—	21,663
Accounts payable	1,497	76,886	3,329	(102)	81,610
Accrued expenses	46,460	73,807	872	(10,666)	110,473
Intercompany payables	509,503	327,405	6,526	(843,434)	—
Billings in excess of costs and estimated earnings	—	15,242	214	—	15,456
Total current liabilities	564,960	514,003	10,941	(854,202)	235,702
Long-term debt	1,514,456	—	—	—	1,514,456
Acquisition-related liabilities	—	25,161	—	—	25,161
Other noncurrent liabilities	2,395	231,199	56,356	(165,242)	124,708
Total liabilities	2,081,811	770,363	67,297	(1,019,444)	1,900,027
Total member's interest	1,784,707	2,180,489	29,088	(3,117,891)	876,393
Total liabilities and member’s interest	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420

Condensed Consolidating Statements of Operations

For the three months ended September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	606,046	29,608	(1,473)	$634,181
Cost of revenue (excluding items shown separately below)	—	389,716	21,302	(1,473)	409,545
General and administrative expenses	15,011	44,373	2,372	—	61,756
Depreciation, depletion, amortization and accretion	619	47,032	1,318	—	48,969
Operating (loss) income	(15,630)	124,925	4,616	—	113,911
Other income, net	(126,386)	(1,569)	(245)	125,484	(2,716)
Interest expense (income)	28,182	(670)	1,196	—	28,708
Income from operations before taxes	82,574	127,164	3,665	(125,484)	87,919
Income tax expense	—	4,397	889	—	5,286
Net income	82,574	122,767	2,776	(125,484)	82,633
Net income attributable to noncontrolling interest	—	—	—	59	59
Net income attributable to member of Summit Materials, LLC	$82,574	$122,767	$2,776	$(125,543)	$82,574
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$87,160	$122,555	$(1,598)	$(120,957)	$87,160

Condensed Consolidating Statements of Operations

For the three months ended October 1, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$518,218	$13,182	$(1,963)	$529,437
Cost of revenue (excluding items shown separately below)	—	328,536	9,247	(1,963)	335,820
General and administrative expenses	25,877	38,655	1,248	—	65,780
Depreciation, depletion, amortization and accretion	571	37,819	1,037	—	39,427
Operating (loss) income	(26,448)	113,208	1,650	—	88,410
Other (income) expense, net	(109,291)	411	(54)	109,656	722
Interest expense	21,575	2,576	868	—	25,019
Income from operations before taxes	61,268	110,221	836	(109,656)	62,669
Income tax expense	—	1,212	97	—	1,309
Net income	61,268	109,009	739	(109,656)	61,360
Net income attributable to noncontrolling interest	—	—	—	92	92
Net income attributable to member of Summit Materials, LLC	$61,268	$109,009	$739	$(109,748)	$61,268
Comprehensive income attributable to member of Summit Materials, LLC	$60,017	$108,949	$2,050	$(110,999)	$60,017

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	1,384,956	62,230	(4,635)	$1,442,551
Cost of revenue (excluding items shown separately below)	—	922,024	45,632	(4,635)	963,021
General and administrative expenses	44,718	131,770	5,715	—	182,203
Depreciation, depletion, amortization and accretion	1,940	128,851	2,965	—	133,756
Operating (loss) income	(46,658)	202,311	7,918	—	163,571
Other income, net	(204,877)	(1,561)	(500)	203,165	(3,773)
Interest expense (income)	76,586	(533)	3,142	—	79,195
Income from operations before taxes	81,633	204,405	5,276	(203,165)	88,149
Income tax expense	—	5,119	1,424	—	6,543
Net income	81,633	199,286	3,852	(203,165)	81,606
Net loss attributable to noncontrolling interest	—	—	—	(27)	(27)
Net income attributable to member of Summit Materials, LLC	$81,633	$199,286	$3,852	$(203,138)	$81,633
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$90,928	$198,489	$(4,646)	$(193,843)	$90,928

Condensed Consolidating Statements of Operations

For the nine months ended October 1, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$1,174,695	$34,364	$(5,969)	$1,203,090
Cost of revenue (excluding items shown separately below)	—	780,031	23,686	(5,969)	797,748
General and administrative expenses	77,603	108,403	4,240	—	190,246
Depreciation, depletion, amortization and accretion	1,848	104,117	3,230	—	109,195
Operating (loss) income	(79,451)	182,144	3,208	—	105,901
Other (income) expense, net	(178,290)	1,605	(363)	178,301	1,253
Interest expense	58,020	11,058	2,590	—	71,668
Income from operations before taxes	40,819	169,481	981	(178,301)	32,980
Income (benefit) tax benefit	—	(8,071)	175	—	(7,896)
Net income	40,819	177,552	806	(178,301)	40,876
Net income attributable to noncontrolling interest	—	—	—	57	57
Net income attributable to member of Summit Materials, LLC	$40,819	$177,552	$806	$(178,358)	$40,819
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$41,553	$180,784	$(3,160)	$(177,624)	$41,553

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(92,840)	$198,890	$26,845	$—	$132,895
Cash flow from investing activities:
Acquisitions, net of cash acquired	(24,538)	(321,340)	(25,601)	—	(371,479)
Purchase of property, plant and equipment	(4,994)	(137,505)	(4,979)	—	(147,478)
Proceeds from the sale of property, plant, and equipment	—	13,231	59	—	13,290
Other	—	182	—	—	182
Net cash used for investing activities	(29,532)	(445,432)	(30,521)	—	(505,485)
Cash flow from financing activities:
Proceeds from investment by member	(3,409)	249,359	10,717	—	256,667
Capital issuance costs	(627)	—	—	—	(627)
Net proceeds from debt issuance	302,000	—	—	—	302,000
Loans received from and payments made on loans from other Summit Companies	(10,787)	20,975	(6,282)	(3,906)	—
Payments on long-term debt	(6,874)	(6,009)	(4)	—	(12,887)
Payments on acquisition-related liabilities	—	(20,116)	—	—	(20,116)
Financing costs	(5,317)	—	—	—	(5,317)
Distributions from partnership	(2,609)	—	—	—	(2,609)
Other	(536)	(288)	(21)	—	(845)
Net cash provided by financing activities	271,841	243,921	4,410	(3,906)	516,266
Impact of cash on foreign currency	—	—	734	—	734
Net increase (decrease) in cash	149,469	(2,621)	1,468	(3,906)	144,410
Cash — Beginning of period	133,862	4,820	14,656	(10,666)	142,672
Cash — End of period	$283,331	$2,199	$16,124	$(14,572)	$287,082

Condensed Consolidating Statements of Cash Flows

For the nine months ended October 1, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(135,318)	$219,647	$194	$—	$84,523
Cash flow from investing activities:
Acquisitions, net of cash acquired	(42,844)	(288,619)	—	—	(331,463)
Purchase of property, plant and equipment	(3,769)	(117,760)	(416)	—	(121,945)
Proceeds from the sale of property, plant, and equipment	—	16,129	93	—	16,222
Other	—	1,500	—	—	1,500
Net cash used for investing activities	(46,613)	(388,750)	(323)	—	(435,686)
Cash flow from financing activities:
Proceeds from investment by member	(476,386)	476,499	—	—	113
Capital issuance costs	(136)	—	—	—	(136)
Net proceeds from debt issuance	354,000	—	—	—	354,000
Loans received from and payments made on loans from other Summit Companies	281,013	(275,274)	309	(6,048)	—
Payments on long-term debt	(108,875)	(5,379)	—	—	(114,254)
Payments on acquisition-related liabilities	(400)	(26,020)	—	—	(26,420)
Financing costs	(5,675)	—	—	—	(5,675)
Distributions from partnership	(27,993)	—	—	—	(27,993)
Other	—	(8)	—	—	(8)
Net cash provided by financing activities	15,548	169,818	309	(6,048)	179,627
Impact of cash on foreign currency	—	—	330	—	330
Net (decrease) increase in cash	(166,383)	715	510	(6,048)	(171,206)
Cash — Beginning of period	180,712	4,068	12,208	(11,600)	185,388
Cash — End of period	$14,329	$4,783	$12,718	$(17,648)	$14,182